EXHIBIT 11.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME PER COMMON AND POTENTIAL COMMON SHARE

BASIC	For the Year
	2007	2006	2005	2004	2003
	(In thousands, except per share amounts)
Net income applicable to common shares	$599,993	$592,927	$417,019	$572,723	$537,632

Applicable Shares for Computation of Net Income Per Share:
Weighted average common shares outstanding	384,450	382,921	407,402	419,235	437,020

Net Income Per Common Share—Basic	$1.56	$1.55	$1.02	$1.37	$1.23

DILUTED
Net income applicable to common shares	$599,993	$592,927	$417,019	$572,723	$537,632

Applicable Shares for Computation of Net Income Per Share:

Weighted average common shares outstanding	384,450	382,921	407,402	419,235	437,020
Weighted average potential common shares arising from:
Dilutive stock options and restricted stock	6,162	3,501	3,637	3,858	5,211

Weighted average number of common and potential common shares	390,612	386,422	411,039	423,093	442,231

Net Income Per Common Share—Diluted	$1.54	$1.53	$1.01	$1.35	$1.22